Ultimus Managers Trust
225 Pictoria Drive, Suite 450
Cincinnati, Ohio 45246

September 29, 2017

FILED VIA EDGAR

Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:
Response to Staff’s Comments on the Combined Proxy Statement and Prospectus on Form N-14 for Ultimus Managers Trust (the “Trust”), on behalf of its series, Meehan Focus Fund (the “Fund”) (File No.333-219590) (the “Form N-14”)

Dear Ms. Dobelbower:

Set forth below is a summary of the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), which were provided orally on August 11 and August 28, 2017, relating to the Form N-14, filed on July 31, 2017 (Accession No. 0001398344-17-009334) (the “Registration Statement”). Set forth below is a summary of the comments provided by the Staff and the Trust’s response to each. All terms that are capitalized but not defined herein shall have the same meaning assigned to them in the Form N-14.

DEAR SHAREHOLDER LETTER

1.
The second sentence in the second paragraph states: “The primary purpose of the Reorganization is to allow shareholders to benefit from the platform offered by UMT and its services providers, which will permit the Adviser to devote a greater degree of resources and attention to managing the New Fund’s portfolio.” Please explain more clearly how the New Fund and its shareholders will benefit from the Reorganization.

Response: The sentence has been revised to read as follows:

“The primary purpose of the Reorganization is to allow the Adviser to devote more of its resources and attention to managing the New Fund’s portfolio, which will benefit the shareholders. The Adviser is currently responsible for performing investment advisory services and administrative duties to the Existing Fund. Under the New Fund structure, the Adviser will be providing investment advisory services and the New Fund’s other service providers will perform certain administrative and other duties.”

QUESTION AND ANSWER DOCUMENT

Question 2

2.	Update the first sentence in the first paragraph to correspond to the response to Comment 1 above, regarding the Dear Shareholder Letter.

Response: The sentence has been revised to read as follows:

“The Adviser is proposing this Reorganization because the Adviser believes the Reorganization will allow it to devote more of its resources and attention to managing the New Fund’s portfolio, which will benefit the shareholders. The Adviser is currently responsible for performing investment advisory services and administrative duties to the Existing Fund. Under the New Fund structure, the Adviser will continue providing investment advisory services and the New Fund’s other service providers will perform certain administrative and other duties.”

3.
The second sentence in the first paragraph states: “The Adviser also expects that shareholders will benefit from greater distribution potential of the New Fund’s shares.” Please explain the greater distribution potential, given that the Existing Fund and the New Fund will have the same Distributor.

Response: The following sentence has been added at the end of the first paragraph:

“As a series of UMT, the New Fund will be included on master agreements with various intermediaries that will expedite the New Fund’s inclusion on selling platforms.”

4.
The first sentence of the second paragraph states: “After researching a number of options available to the Existing Fund, the management of the Existing Fund concluded that UMT would offer shareholders an opportunity to invest in the similar investment strategy using a cost-effective and reputable service provider.”

a.	Please clarify who concluded that reorganizing to UMT would be advantageous to shareholders.
b.	If the use of cost-effective service providers is a key component of the reorganization, identify which service providers are changing.

Response: The sentence has been revised to read as follows:

“The Adviser recommended that the Meehan Board of Directors approve the Plan based on the Adviser’s conclusions that the New Fund, operating on the UMT platform, offers shareholders an opportunity to invest in a fund with similar investment strategies and would allow it to take advantage of being part of a multi-series trust, such as participating in distribution arrangements and sharing expenses with other series in UMT.”

5.
The third sentence of the second paragraph states: “Based on the October 31, 2016 net assets of the Existing Fund, the lower cost structure is anticipated to reduce the total annual gross operating expenses of the New Fund (before fee reductions and expense reimbursements by the Adviser) by approximately $[ ] annually.” The pro forma Fees and Expenses table on page 9 of the Combined Proxy Statement and Prospectus indicates the “Other Expenses” of the Existing Fund are 0.20% and the projected “Other Expenses” of the New Fund will be 0.35%. Please explain the discrepancy or remove the sentence.

Response: This sentence has been removed.

6.
The fourth sentence of the second paragraph states: “The Adviser has agreed to enter into an expense limitation agreement with the New Fund that will maintain the Existing Fund’s effective expense cap of 1.00% (with the exceptions noted below).” Please clarify that the expense limitation agreement is a contractual agreement.

Response: The sentence has been revised to read as follows:

“The Adviser has agreed to enter into a contractual expense limitation agreement with the New Fund that is expected to maintain the net expense ratio of the New Fund at the same as the Existing Fund through March 1, 2019.”

Question 3

7.
The table at the end of this section indicates that the only service provider to change as a result of the reorganization will be Legal Counsel, from K&L Gates LLP to Kilpatrick Townsend & Stockton, LLP. Please confirm in correspondence that all service providers, except Trust counsel, will remain the same after reorganization.

Response: This will confirm that all service providers, except Trust counsel, will remain the same after the reorganization.

Question 4

8.
The third sentence of the first paragraph of this section states: “The Adviser has agreed, until March 1, 2019, to maintain an expense cap on the New Fund to limit total annual operating expenses to 1.00% (with the exceptions noted below), which will result in the expense cap of the New Fund being the same as the effective expense cap of the Existing Fund.” Please clarify the “exceptions noted below”.

Response: The sentence has been revised to read as follows:

“The Adviser has agreed, until March 1, 2019, to maintain an expense cap on the New Fund to limit total annual operating expenses to 1.00% (exclusive of brokerage transaction costs and commissions, taxes, interest, costs related to any securities lending program, transaction charges and interest on borrowed money, acquired fund fees and expenses, distribution and/or shareholder servicing fees, including without limitation, any amounts, if any, payable pursuant to a plan adopted in accordance with Rule 12b-1 under the Investment Company Act of 1940, as amended (the “1940 Act”); extraordinary expenses such as litigation and merger or reorganization costs; proxy solicitation and liquidation costs; indemnification payments to the New Fund service providers, including, without limitation, the Adviser; other expenses not incurred in the ordinary course of the New Fund’s business, and any other expenses the exclusion of which may from time to time be deemed appropriate as an excludable expense and specifically approved by the UMT Board, which is expected to result in the New Fund’s net expense ratio being the same as the expense ratio of the Existing Fund through March 1, 2019.”

9.
The paragraph captioned “New Fund Expense Limitation Agreement” in this Answer states in part: “The Adviser has contractually agreed, until March 1, 2019, to reduce Management Fees and reimburse Other Expenses to the extent necessary to limit Total Annual Fund Operating Expenses (exclusive of brokerage transaction costs and commissions, taxes, interest, costs related to any securities lending program, transaction charges and interest on borrowed money, acquired fund fees and expenses, distribution and/or shareholder servicing fees, including without limitation, any amounts, if any, payable pursuant to a plan adopted in accordance with Rule 12b-1 under the Investment Company Act of 1940, as amended (the “1940 Act”); extraordinary expenses such as litigation and merger or reorganization costs; proxy solicitation and liquidation costs; indemnification payments to the New Fund service providers, including, without limitation, the Adviser; other expenses not incurred in the ordinary course of the New Fund’s business, and any other expenses the exclusion of which may from time to time be deemed appropriate as an excludable expense and specifically approved by the UMT Board) to an amount not exceeding 1.00% of the New Fund’s average daily net assets.”

a.	In correspondence, please explain the difference between “interest” and “interest on borrowed money” and explain what “transaction charges” may be excluded from the net expenses limitation agreement.

b.	Remove the clause “any other expenses the exclusion of which may from time to time be deemed appropriate as an excludable expense and specifically approved by the UMT Board”.

Response:

a.
“Interest” is intended to cover any interest that could be charged besides interest on borrowed money, including custodian overdraft fees. “Transaction charges” is intended to cover any sort of transaction charge associated with borrowing money.

b.
The clause “any other expenses the exclusion of which may from time to time be deemed appropriate as an excludable expense and specifically approved by the UMT Board” is taken from the contractual expense limitation agreement approved by the Trust’s Board of Trustees (the “Board”), and is disclosed in the New Fund’s prospectus, filed as part of the post-effective amendment to the Trust’s registration statement on May 22, 2017, which filing included the expense limitation agreement as Exhibit 28.H.5.P (Accession No. 0001398344-17-006703); since this is the language that the Board approved and that was included in the Fund’s registration statement, we respectfully decline to remove this clause.

COMBINED PROXY STATEMENT AND PROSPECTUS

10.
The paragraph at the top of the second page has two bullet points identifying documents incorporated by reference into the Combined Proxy Statement and Prospectus. Please add a third bullet point incorporating by reference the Existing Fund’s Semi-Annual Report dated April 30, 2017.

Response: The following bullet point has been added:

•
“the unaudited financial statements of the Existing Fund are incorporated by reference to the Semi-Annual Report to shareholders of the Existing Fund for its fiscal period ended April 30, 2017, filed on Form N-CSR (File No. 811-09575) with the SEC on June 30, 2017 (the “Existing Fund’s Semi-Annual Report”).”

11.
The first sentence of the second paragraph on page 2 includes the clause “If all of the requisite approvals are obtained and certain conditions are either met or waived,”. Please disclose what the “approvals” and “certain conditions” are.

Response: The clause has been revised to read as follows:

“If all of the requisite approvals are obtained and certain conditions are either met or waived, as set forth in the Plan included in this Combined Proxy Statement and Prospectus as Exhibit A . . .”

12.
The second paragraph under the heading “New Fund” on page 3 states that the Fund may invest in foreign securities or investment vehicles that provide exposure to foreign securities. In correspondence, state whether there are any limitations on investing in foreign securities.

Response: There is no limitation on the New Fund’s investment in foreign securities.

13.
At the bottom of page 3 are two separate statements that the New Fund is or will be non-diversified. Please remove one of the statements and define “diversified” and “non-diversified”. Also provide a narrative discussion summarizing the differences between the Existing and the New Fund, and if one is more risky than the other explain.

Response: The statements “The Existing Fund is diversified. The New Fund will be non-diversified” have been removed. The following new section has been added immediately following the second paragraph under the heading “New Fund”:

“Comparison of Principal Differences Between the Existing Fund and New Fund

The principal difference between the Existing Fund and the New Fund is that the New Fund may invest in a larger number of portfolio holdings. The Existing Fund normally invests at least 75% of its total assets in a focused portfolio of no more than 25 issuers. The New Fund will invest in a focused portfolio of no more than 45 issuers.

A second difference between the Existing Fund and the New Fund is investment limits in foreign securities or investment vehicles that provide exposure to foreign securities (“Foreign Holdings”). The Existing Fund may invest up to 25% of its total assets in Foreign Holdings. The New Fund may invest in Foreign Holdings without limit.

A third difference between the Existing Fund and the New Fund is the fund’s diversification under the 1940 Act. Although the Existing Fund held itself out as a non-diversified investment company, it operated as a diversified investment company for a period of at least three years and, pursuant to SEC interpretations, is now required to operate as a diversified investment company. This means that its portfolio holds:

•	75% or more of its assets are invested in securities;
•	No more than 5% of its assets are invested in any one security; and
•	No more than 10% of the outstanding shares for any one security.

The New Fund will be non-diversified, which means that its portfolio will not be required to meet the above criteria. To the extent that the New Fund’s portfolio includes a larger number of different issuers than the Existing Fund, it may be less risky due to the diversification of issuer risk. To the extent that the New Fund holds a more focused portfolio (one or more securities make up a large portion of the total portfolio), however, it may be riskier as a decrease in the value of a security may have a greater negative effect on the value of the New Fund.”

14.
Item 1.D.2., Investment Advisory Services, on page 4 discloses information about Edgemoor Investment Advisors, Inc. (the “Adviser”). Please confirm in correspondence that Adviser does not provide advisory services to any other registered investment company.

Response: This is to confirm that the Adviser does not provide advisory services to any other registered investment company.

15.
Item 1.D.3., Distribution Services, on page 4 discloses information about Ultimus Fund Distributors, LLC (the “Distributor”). Please add disclosure explaining how keeping the Distributor enhances distribution service for the New Fund.

Response: See response to Comment 3 above.

16.	Please provide a narrative description of the differences between the principal risk factors of the Existing Fund and the New Fund in Item 2, PRINCIPAL RISK FACTORS.

Response: The first paragraph of Item 2 has been revised to read as follows:

“A discussion regarding principal risks of investing in the Existing Fund and the New Fund is set forth below. Because the New Fund will be managed by the investment adviser to the Existing Fund using the same investment objective and similar principal investment strategies as the Existing Fund, and because, if the Reorganization of the Existing Fund is completed as proposed, the New Fund will obtain the portfolio of the Existing Fund, it is anticipated that the Existing Fund’s and the New Fund’s principal risks will be substantially the same. The differences between the Existing Fund’s and the New Fund’s principal risks arise mainly from differences in the disclosure between the Existing Fund and New Fund. ”

17.	The table setting out the Principal Risks for each Fund in Item 2, PRINCIPAL RISK FACTORS, contains cells with no content; please add risk disclosure to those cells or explain why they are blank.

Response: The introductory statement above the table has been revised to read as follows:

“The principal risks of investing in the Funds are as follows (if there is no corresponding risk disclosure for a Fund, the table has a blank cell):”

18.	Please confirm that the fees in Section 3.A, Fee Tables, are current.

Response: This will confirm that the fees in Section 3.A. Fee Tables are current.

19.	In the Expense Example in Section 3.B. at the top of page 11, the 1-year fee for the Existing Fund and the Pro Forma New Fund should be the same. Please correct.

Response: The 1-year fee for each Fund is now shown as $104.

20.	For the New Fund Expense Limitation Agreement disclosed in Section 3.C. on page 11, address the Comments in Comment 9, above.

Response: See Response to Comment 9 above.

21.	The Opinion and Consent of Counsel as to tax matters (the “Tax Opinion)” must be filed before the definitive Form N-14 becomes effective.

Response: The Form-of Tax Opinion was filed as Exhibit 12 to the Registration Statement. There are no material differences anticipated between the Form-of Tax Opinion and the final Tax Opinion.

22.	Please confirm in correspondence that there are no material differences between the valuation policies of the Existing and New Funds.

Response: This will confirm that there are no material differences between the valuation policies of the Existing and New Funds.

23.
The third full paragraph in Section 4.D., Federal Income Tax Consequences, on page 14 discusses general use by the New Fund of any existing capital loss carryforwards of the Existing Fund. Please disclose the actual amount of capital loss carryforwards.

Response: The Existing Fund does not have any capital loss carryforwards as of the end of the fiscal year October 31, 2016. The first two sentences of paragraph have been revised to read as follows:

“While the Existing Fund has no capital loss carryforwards as of the end of the fiscal year ended October 31, 2016, to the extent the Existing Fund has capital loss carryforwards at the closing of the Reorganization, these capital losses may be available to the New Fund to offset its capital gains, although the amount of offsetting losses in any given year will be limited.”

24.
In Section 4.E., Comparison of Shareholder Rights, beginning on page 15, please compare and contrast the differences between the shareholder rights for the Existing Fund and the New Fund; if there are none, state so explicitly.

Response: The text on pages 15-17 following the heading “Comparison of Shareholder Rights” compares and contrasts the differences between the shareholder rights for the Existing Fund and the New Fund.

25.
In the subsection, Governing Law, of Section 4.E., the first sentence of the paragraph states: “The Existing Fund is organized as a non-diversified separate series of Meehan (or the “Company”).” This is incorrect, as the Existing Fund is now a diversified fund. Please correct this statement.

Response: The sentence has been revised to read as follows:

“The Existing Fund is a diversified separate series of Meehan (or the “Company”).”

26.	In the subsection, Inspection Rights, of Section 4.E., please explain the differences between the inspection rights for shareholders of the Existing and New Funds.

Response: This subsection has been revised to read as follows:

“A shareholder of the Existing Fund has no right to access records of the Existing Fund except as authorized by the Meehan Board. The UMT Declaration of Trust provides that the records of the Trust shall be open to inspection by shareholders to the same extent as is permitted to stockholders of an Ohio corporation under Ohio General Corporation Law. Generally, under Ohio General Corporation Law, a stockholder upon written demand stating the specific purpose thereof, has the right to examine in person or by agent or attorney at any reasonable time and for any reasonable and proper purpose the articles of the corporation, its regulations, its books and records of account, minutes, and records of shareholders, and voting trust agreements, if any, on file with the Trust, and to make copies or extracts thereof.”

27.
In Section 4.F., Capitalization, on page 18, please update the table showing the capitalization of the Existing Fund and the pro forma capitalization of the New Fund to within 30 days of filing the post-effective amendment for Form N-14.

Response: The table has been updated as follows:

“The following table shows the capitalization of the Existing Fund and the New Fund and the pro forma combined capitalization of the New Fund on an unaudited basis as of September 1, 2017, as if the Reorganization had occurred on that date:

	Existing Fund	New Fund*	New Fund Pro Forma Combined
Net assets	$60,102,617	---	$60,102,617
Shares outstanding	2,633,342	---	2,633,342
Net asset value per share	$22.82	---	$22.82

*	Prior to the proposed Reorganization, the New Fund is not expected to have any assets.”

28.
In Section 5.D., Investment Adviser and Portfolio Manager, beginning on page 20, please include disclosure regarding the Trust Board’s approval of the investment advisory agreement with the Adviser for the New Fund.

Response: This section includes the following disclosure: “A discussion of the factors considered by the UMT Board in its approval of the New Fund’s investment advisory contract with the Adviser, including the Board’s conclusions with respect thereto, will be available in the New Fund’s first report to shareholders.” Additional disclosure is not required by Form N-14 and so we respectfully decline to include the requested additional disclosure. The requested additional disclosure will be included in the New Fund’s first report to shareholders, as required by Item 27(d)(7) of Form N-1A.

29.
The fourth paragraph in the subsection, Quorum and Method of Tabulation, in Section 6, Voting Information, at page 33, states: “Treating broker non-votes as votes against the Reorganization may have the effect of causing shareholders who choose not to participate in the proxy vote to prevail over shareholders who cast votes or provide voting instructions to their brokers or nominees. In order to prevent this result, the Existing Fund may request that selected brokers or nominees, in their discretion, withhold submission of broker non-votes in order to avoid the need for solicitation of additional votes in favor of the proposal. The Existing Fund also may request that selected brokers or nominees, in their discretion, submit broker non-votes if doing so is necessary to obtain a quorum. Broker non-votes will not be voted “for” or “against” any adjournment.” The Staff does not agree with the second sentence; please remove it.

Response: This subsection has been revised to read as follows:

“Broker non-votes will be counted towards quorum, but will not be voted “for” or “against” any adjournment.”

30.	Please confirm in correspondence that there will be no change in the independent registered public accounting firm for the reorganization of the Existing Fund into the New Fund.

Response: This confirms that Cohen & Company, Ltd, the independent registered public accounting firm for the Existing Fund, will continue as the independent registered public accounting firm for the New Fund.

31.	Please confirm in correspondence that in the table Non-Fundamental Investment Policies in Appendix B that the New Fund has no non-fundamental investment policies.

Response: This confirms that the New Fund has no non-fundamental investment policies.

STATEMENT OF ADDITIONAL INFORMATION

32.	In the second paragraph on the first page of the Statement of Additional Information, please incorporate by reference the Existing Fund’s semi-annual report dated April 30, 2017.

Response: The Trust has made the requested change.

33.	The Pro Forma information is not required and should be removed and replaced with a statement disclosing the accounting survivor.

Response: The Pro Forma disclosure has been removed and replaced with the following:

“Pro forma financial information has not been prepared for the Reorganization because the New Fund is a newly organized “shell” series of UMT with no assets and liabilities, which will commence operations upon consummation of the Reorganization and continue the operations of the Existing Fund. The Existing Fund will be the accounting survivor of the Reorganization.”

Thank you for your comments. Please contact me at (513) 587-3454 if you have any questions.

Sincerely,

/s/ Bo J. Howell
Bo J. Howell
Asst. Secretary